United States securities and exchange commission logo





                     January 17, 2024

       Bradley M. Rust
       President and Chief Financial Officer
       German American Bancorp, Inc.
       711 Main Street
       Jasper, IN 47546

                                                        Re: German American
Bancorp, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-15877

       Dear Bradley M. Rust:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance